Exhibit 8.1

Subsidiaries of Galapagos NV

In liquidatio
Name of Subsidiary	Jurisdiction of Incorporation or Organization
Galapagos B.V.	The Netherlands
Galapagos Biotech Ltd.	United Kingdom
Galapagos SASU	France
Galapagos, Inc.	United States
Xenometrix, Inc.	United States
Galapagos GmbH	Switzerland
Galapagos Real Estate Belgium BV	Belgium
Galapagos Biopharma Belgium BV	Belgium
Galapagos Real Estate Netherlands B.V.	Netherlands
Galapagos Biopharma Netherlands B.V.	Netherlands
Galapagos Biopharma Spain S.L.U.	Spain
Galapagos Biopharma Italy S.r.l.	Italy
Galapagos Biopharma Germany GmbH	Germany
Galapagos Biopharma Sweden AB	Sweden
Galapagos Biopharma Finland Oy	Finland
Galapagos Biopharma Norway AS	Norway
Galapagos Biopharma Denmark ApS	Denmark
Galapagos Biopharma Austria GmbH	Austria
Galapagos Biopharma Ireland Ltd.	Ireland